



NORWOOD ABBEY

NORWOOD LICENCES ADDITIONAL SIGNIFICANT EPI-LASIK PATENT PORTFOLIO

Key points:

- **Norwood signs licence over 'Perez' patent portfolio**
- **Patents cover lifting, separating, moving, and delaminating epithelial tissue**
- **Exclusive world-wide rights – re laser refractive surgery**
- **Significant expansion of Norwood Epi-LASIK intellectual property**
- **Perez license substantially enhances Norwood's dominant patent position**

Medical technologies group Norwood Abbey Ltd **[ASX:NAL]** advises that the Norwood Eyecare Division has signed a licence agreement with Tissue Engineering Refraction Inc. (TER), the US-based holder of significant intellectual property (IP) rights, including patent applications and know how, relating to Epi-LASIK and related technologies.

TER is a company owned and controlled by Dr Edward Perez, a leading researcher in the field of refractive surgery technologies. Dr Perez holds a PhD from Massachusetts Institute of Technology and specialized in the study of the epithelium, the outermost covering of the cornea.

The exclusive world-wide licence agreement signed by Norwood over the Perez intellectual property, when combined with existing IP owned by Norwood, places Norwood in a dominant IP position in relation to the correction of vision using Epi-LASIK laser refractive techniques.

The Perez intellectual property is based on a very significant number of US and international patents/applications with several hundred claims having application to Epi-LASIK and the removal of the epithelial layer. In particular, the patents cover lifting, separating, moving, and delaminating epithelial tissue.

Norwood's existing IP already includes the patent rights and know how of Dr Ioannis Pallikaris, who is recognised as the father of both LASIK and Epi-LASIK technologies. Dr Pallikaris is President of the European Society of Cataract and Refractive Surgery, President of the University of Crete, and Head of Ophthalmology at the University of Crete – Vardinoyannion Eye Institute. In addition, Norwood already owns the former Ciba Vision patent portfolio covering Epi-LASIK procedures.

The combined Norwood / Pallikaris and Perez intellectual property adds further value to the Norwood EyeCare asset. It is another step in the Norwood strategy of acquiring and/or creating assets, adding value and then crystallising that value for the benefit of shareholders.

Norwood believes that its intellectual property position places it in an extremely strong position to meet all challenges by other existing and potential participants in the Epi-LASIK market space.


NORWOOD eyeCARE
NORWOOD ABBEY

Under the TER agreement, TER will be entitled to certain milestone payments and royalties. Included in the consideration is an upfront issue of $250,000 worth of Norwood shares, 1 million (3 year) options exercisable at 48 cents approximately, and a 5% equity in Norwood Eyecare. The equity interest demonstrates Dr Perez's strong commitment to the Norwood Eyecare project as it represents a trade off for a lesser royalty rate.

To find out more about the Norwood group, visit www.norwoodabbey.com and www.norwoodeyecare.com

For further information please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com


norwood
immunology


NORWOOD ABBEY

Norwood Immunology Partners with Australian Stem Cell Centre and Monash University

Medical technologies group Norwood Abbey (ASX:NAL) through its subsidiary Norwood Immunology Ltd [AIM:NIM], has announced the signing of a tripartite research agreement with the Australian Stem Cell Centre (ASCC) and Monash University, to form an important new technology platform combining immune system research with stem cell know-how. The new research technology has the potential to add significant value to Norwood Immunology's Intellectual Property pipeline.

The research will focus on controlling the immune system to minimise rejection of stem cell therapies introduced into the body. This may enable the successful engraftment of stem cells to repair organs and tissues that are damaged as a result of disease processes.

The immune system will usually only accept cells that it recognises as its own. Foreign cells and tissues are routinely rejected posing significant difficulties when a patient undergoes a transplant procedure. Immune rejection stands as one of the major hurdles facing stem cell researchers in developing potential clinical treatments.

Associate Professor Richard Boyd is the principal investigator and the director of the research program. 'This research will address one of the major hurdles facing stem cell scientists around the world, and that is how to stop the body from rejecting introduced cells,' he said. 'The research skills of NIM and the ASCC are highly complementary and the incorporation of stem cells should also enhance NIM's platform technology for repairing damage to the immune system. I believe we are the only group with a research program that aims to combine the immune system with stem cell technology.'

The agreement signed between Norwood Immunology, Monash University and the Australian Stem Cell Centre (ASCC) proposes the research will take place at the Monash Immunology and Stem Cell Laboratories at the University's Clayton campus in Melbourne with access to the Australian Stem Cell Centre's specialised research facilities in the same building. The research will be funded jointly by the Australian Stem Cell Centre and Norwood Immunology and the intellectual property that results from the work will be jointly commercialised by the ASCC and Norwood Immunology.

Combining immunology with stem cell research builds upon foundation technologies established by both the Australian Stem Cell Centre and Norwood Immunology.

Under the agreement, Norwood Immunology will provide the ASCC with access to its thymic and bone marrow regrowth technology. This provides a method of replenishing stem cells and potentially facilitates the engraftment and uptake of introduced stem cells into the body, improving their ability to repair damaged tissue and minimising their likelihood of rejection.


norwood
immunology
NORWOOD ABBEY

Background

Norwood Immunology is a company focused on technologies and therapies to rejuvenate activity of the immune system, through re-growth of the thymus, improvements in bone marrow function and enhancement of T cell functionality. To find out more about the Norwood group, visit www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Lula Liossi
Corporate Communications Manager
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com


NORWOOD ABBEY

LASER ASSISTED DRUG DELIVERY – ISRAELI PATENT GRANTED

Key Points:

- **Laser device patent grants in Israel**
- **Patents in the same family previously granted in USA, Australia, China and Russia**

Medical technologies group Norwood Abbey Ltd **[ASX:NAL]** advises that Patent No. 131189 has been granted by the Israeli Patent Office.

The Patent is entitled "Laser assisted topical anesthetic composition". It contains 29 claims relating to a medical device consisting of a laser and an associated delivery module, where the laser induces a small area of skin alteration or ablation and the delivery module makes drug available to that site.

This patent derives from PCT Application No.PCT/US98/00706 with a filing date of January 14th 1998. The Patent has been granted to Transmedica International, an entity owned by Norwood Abbey Ltd. Patents have previously granted for this family in USA, Australia, China and Russia. Applications for grant of a patent have also been filed in Europe, Japan and Mexico to protect this technology.

The granting of the patent further strengthens Norwood's intellectual property position in the laser area.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowitz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com


RECEIVED
2006 APR 13 A 11:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NORWOOD ABBEY LIMITED
RESULTS FOR ANNOUNCEMENT TO THE MARKET
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

		Percentage change		$'000
Revenue from ordinary activities	down	(22.%)	to	685
Loss from ordinary activities after tax attributable to members	down	(39%)	to	12,007
Profit (loss) from extraordinary items after tax attributable to members		gain(loss) of		NIL
Net loss for the period attributable to members	down	(39%)	to	12,007

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividend	Not applicable	

	As at 31 Dec 05	As at 31 Dec 04
Net Tangible Assets Per Security	($0.06)	$0.01

Brief explanation of the figures reported above:

Earning per share for the half-year ended 31 December 2005 is a loss $0.06 (31 December 2004 a loss $0.12).

From 1 July 2005, Norwood Abbey Limited is required to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS). This is the first half-year report to be prepared under A-IFRS, and comparative information for previous reporting periods has been restated for comparability as if it had been prepared under A-IFRS. Detailed notes explaining these changes are included in this half year report.

For further explanation of the reported figures see the attached financial statements and Directors declaration, which has been subject to review by Norwood Abbey Limited independent auditors.

Norwood Abbey Limited

ABN 20 085 162 456

Financial report for the half-year ended 31 December 2005

Financial report for the half-year ended 31 December 2005

Page

Directors' report

The directors of Norwood Abbey Limited submit herewith the financial report for the half-year ended 31 December 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during or since the end of the half-year are:

Name

Mr. P. J. Hansen

Mr. R.S. Lewis

Mrs. E.H.S. Wyatt

Mr. R.W. Zahn

Pro. I.W. Hunter

The above named directors held office during and since the end of the half-year.

Review of operations

During the half-year, Consolidated Entity, continued the focus of commercialisation of its technologies. The following highlight the key events during and since the end of this period:

- Completion of US$ 10million (AUD 13M) capital raising from US institutional investors
- Further significant reductions in staff levels and overheads
- Relocation of senior management to the USA
- Immunology Division
  - Presentation to US investors to pursue Norwood Immunology's plans for IPO in the USA.
  - Commencement of transplantation tolerance study at Massachusetts General Hospital under Dr David Sachs' direction.
  - Commencement of vaccine trail to test immune response of melanoma cancer vaccine when coupled with Norwood Immunology's technology at the MD Anderson cancer Centre under the direction of Dr Patrick Hwu.
  - Conclusion of an Option agreement to acquire Bestewil, Virosome Biologicals' group, with platform technology for enhanced immune response in vaccines. The proposed initial target is influenza
- Devices Division
  - *Finalisation of agreement with the University of Crete granting Norwood rights over future Pallikaris research*
  - Strengthening of the patent position in the EpiLasik field
  - Fine tuning of certain key components to improve the functionality of the Epi-Lasik system
  - Continued gradual market penetration
  - Continued research at MIT, with successful animal trial of needle free for human and veterinary drug delivery devices
  - Commencement of licensing discussions

Auditor's independence declaration

The auditor's independence declaration is included on page 3 of the half-year financial report

Rounding off of amounts

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of directors made pursuant to s.306(3) of the Corporations Act 2001.

On behalf of the Directors

Peter Hansen
Director
New York, 16 March 2006



Deloitte Touche Tohmatsu
ABN 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

The Board of Directors
Norwood Abbey Limited
63 Wells Road
Chelsea Heights VIC 3196

16 March 2006

Dear Board Members

Norwood Abbey Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Norwood Abbey Limited.

As lead audit partner for the review of the financial report of Norwood Abbey Limited for the financial half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

C. Biermann
Partner
Chartered Accountants



Deloitte Touche Tohmatsu
ABN 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

Independent review report to the members of Norwood Abbey Limited

Scope

The financial report and directors' responsibility

The financial report comprises the consolidated balance sheet, consolidated income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements and the directors' declaration for the consolidated entity for the half-year ended 31 December 2005 as set out on pages 5 to 24. The consolidated entity comprises both Norwood Abbey Limited (the company) and the entities it controlled at the end of the half-year or from time to time during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standards AASB 134 'Interim Financial Reporting' and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Norwood Abbey Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standards AASB 134 'Interim Financial Reporting' and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

C Biermann
Partner
Chartered Accountants
16 March 2006

Directors' declaration

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the disclosing entity will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors

Peter Hansen
Director

New York, 16 March 2006

Consolidated income statement for the half-year ended 31 December 2005

	Note	Consolidated	
		Half-Year Ended 31 Dec 05 $'000	Half-Year Ended 31 Dec 04 $'000
Revenue		685	879
Cost of sales		(242)	(385)
Gross profit		443	494
Other income		215	1,526
Distribution expenses		(1,760)	(1,524)
Marketing expenses		(1,073)	(1,673)
Occupancy expenses		(166)	(91)
Administration expenses		(7,321)	(7,248)
Sponsored research		(1,923)	-
Finance costs		(320)	(304)
Impairment of development costs		-	(11,958)
Impairment of plant & equipment		(150)	-
Other expenses		(565)	-
Loss before income tax expense		(12,620)	(20,778)
Income tax expense		-	-
Loss for the period		(12,620)	(20,778)
Loss attributable to minority interest		613	1,105
Loss attributable to members of the parent entity		(12,007)	(19,673)
Earnings per share:			
Basic and diluted (cents per share)		(6)	(12)

Notes to the financial statements are included on pages 10 to 24.

Consolidated balance sheet as at 31 December 2005

	Note	Consolidated	
		31 Dec 05 $'000	30 Jun 05 $'000
Current assets			
Cash and cash equivalents		8,274	7,862
Trade and other receivables		527	725
Inventories		2,137	2,632
Other		448	714
Total current assets		11,386	11,933
Non-current assets			
Other financial assets		6	6
Plant and equipment		830	1,266
Other intangible assets		17,070	16,629
Total non-current assets		17,906	17,901
Total assets		29,292	29,834
Current liabilities			
Trade and other payables		3,536	2,661
Financial liabilities		4,144	6,603
Provisions		933	724
Total current liabilities		8,613	9,988
Non-current liabilities			
Financial liabilities		13,409	229
Provisions		-	41
Total non-current liabilities		13,409	270
Total liabilities		22,022	10,258
Net assets		7,270	19,576
Equity			
Issued capital		111,148	110,948
Reserves		(2,305)	(2,419)
Accumulated loss		(102,614)	(90,607)
Parent entity interest		6,229	17,922
Minority interest		1,041	1,654
Total equity		7,270	19,576

Notes to the financial statements are included on pages 10 to 24.

Consolidated Statement of Changes in Equity for the Half-Year Ended 31 December 2005

	Half-Year Ended 31 Dec 05					Half-Year Ended 31 Dec 04				
	Issued capital $'000	Accumulated losses $'000	Other reserves $'000	Minority interest $'000	Total $'000	Issued capital $'000	Accumulated losses $'000	Other reserves $'000	Minority interest $'000	Total $'000
Opening balance	110,948	(90,607)	(2,419)	1,654	19,576	95,725	(54,909)	299	4,335	45,450
Loss for the period	-	(12,007)	-	(613)	(12,620)	-	(19,673)	-	(1,105)	(20,778)
Total recognized income/(expense)	110,948	(102,614)	(2,419)	1,041	6,956	95,725	(74,582)	299	3,230	24,672
Cost of share-based payments	-	-	114	-	114	-	-	27		27
Issue of shares	200	-	-	-	200	5,640	-	-	-	5,640
Purchase of additional shares in consolidated entity	-	-	-	-	-	(47)	-	(2,802)	-	(2,849)
Minority interest	-	-	-	-	-	-	445	-	(1,772)	(1,327)
Other	-	-	-	-	-	-	-	57	-	57
Closing balance	111,148	(102,614)	(2,305)	1,041	7,270	101,318	(74,137)	(2,419)	1,458	26,220

Notes to the financial statements are included on pages 10 to 24.

Consolidated cash flow statement for the half-year ended 31 December 2005

	Note	Consolidated Half-Year Ended 31 Dec 05 $'000	Consolidated Half-Year Ended 31 Dec 04 $'000
Cash flows from operating activities			
Receipts from customers		614	1,149
Payments to suppliers and employees		(10,298)	(12,753)
Interest and other costs of finance paid		(104)	(326)
Net cash provided by/(used in) operating activities		(9,788)	(11,930)
Cash flows from investing activities			
Interest received		188	355
Payment for plant and equipment		(23)	(345)
Proceeds from sale of plant and equipment		120	-
Payment for intangible assets		(343)	(806)
Payment for additional investment in controlled entities		-	(139)
Net cash provided by/(used in) by investing activities		(58)	(935)
Cash flows from financing activities			
Payment for share issue costs		-	(1,323)
Proceeds from borrowings		14,895	200
Repayment of borrowings		(4,637)	(1,075)
Net cash provided by/(used in) financing activities		10,258	(2,198)
Net increase in cash and cash equivalents		412	(15,063)
Cash and cash equivalents at the beginning of the half-year		7,862	23,294
Cash and cash equivalents at the end of the half-year		8,274	8,231

Notes to the financial statements are included on pages 10 to 24.

Notes to the financial statements for the half-year ended 31 December 2005

1. Summary of accounting policies

Basis of preparation

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 'Interim Financial Reporting'. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in below.

The accounting policies set out below have been applied in preparing the financial statements for the half-year ended 31 December 2005, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 6), the consolidated entity's date of transition.

Going concern basis

The consolidated entity is an emerging medical technologies business and as such expects to be cash absorbing until its technologies are commercialized. As at 31 December 2005 the consolidated entity had an accumulated losse of $103 million and incurred negative cash flows from operations of $10m in the financial half year. The consolidated entity has also witnessed a reduction in its cash position from $8m as at 31 December 2005, to $3m as at 28 February 2006. The reduction over this period includes the final installment of $4m paid to CIBA Vision for the acquisition of the Eyecare technology.

Whilst the consolidated entity does not have sufficient cash resources to fund its current level of activities for at least the next 12 months and there are uncertainties as to the exact timing, amount and form of additional fund raising, the directors have reasonable expectation that the consolidated entity can raise additional cash resources and or reduce costs during 2006 for this purpose. These financial statements have therefore been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

The Directors believe the going concern basis of preparation to be appropriate given the following reasons:

During its lifetime Norwood Abbey Limited (NAL) has been able to attract funds to advance its technologies. To date the consolidated entity has raised in excess of $80 million in equity and a further $13.3 million in convertible note. The consolidated entity intends to continue attracting funds from these sources, where appropriate, supplemented by the following:

- The licensing of the Eyecare project targeted to generate upfront licensing fee(s) plus OEM revenues and or royalties.
- A partial off-market divestment of 5-10% of the company's share holding in Norwood Immunology Limited(NIM) as part of the previously announced planned NIM US listing process. At current market prices this would generate funds of between $4.8 and $9.5 million.
- The company is currently in discussions with a number of potential funders to secure additional funds through equity and/or loans.
- The company currently has a $20M equity facility with Global Emerging Markets Inc. expiring in April 2008. This facility allows the company to draw down funds during the period of the facility. The total amount of funds available at any one draw down is dependent on trading volumes of NAL shares. Based on historic average trading volumes, funding of approximately $500,000 to $1m is likely to be available later in the year if required to supplement the other funding options.

1. Summary of accounting policies

Going concern basis (continued)

Concurrent with the above the company has implemented a restructuring program. The program is expected to further reduce the current monthly outflow from July 2006.

In addition, as part of the proposed Eyecare licensing strategy, it is intended the obligation for servicing patent and certain research and consulting costs be transferred to a prospective licensee/s.

In the event that additional funding is not obtained, the consolidated entity may have to significantly reduce its expenditure on research and development programs and other costs. If the reduction of costs does not sufficiently reduce cash outflows from operations, the consolidated entity may not be able to continue as a going concern and may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements.

Having carefully assessed the uncertainties relating to the likelihood of securing additional funding and the ability of the consolidated entity to effectively manage its expenditures, the directors consider that the consolidated entity will continue to operate as a going concern for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Significant accounting policies

The following significant accounting policies have been adopted in the preparation and presentation of the half-year financial report:

(a) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(c) Comparative amounts

During the financial year ended 30 June 2005 the company moved operations to commercialisation of a number Device Division products. Given the shift in operations the Income Statement was presented using an analysis of expenses based on their function within the entity rather then by nature of expense as in the financial year ended 30 June 2004. The comparative results for 2004 have been reclassified by their function. This change is for disclosure purposes only and has no effect on the total loss recorded for the year.

(d) Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

1. Summary of accounting policies

(e) Financial assets

Investments are recognised and derecognised on trade date where purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs.

Subsequent to initial recognition, investments in subsidiaries are measured at cost.

Loans and receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

(f) Financial instruments issued by the company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Compound instruments

The component parts of compound instruments are classified separately as liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible debt. The equity component initially brought to account is determined by deducting the amount of the liability component from the amount of the compound instrument as a whole.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(g) Foreign currency

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except that exchange differences which relate to assets under construction for future productive use are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

Foreign operations

Foreign operations are not considered to be self-sustaining and as such the Australian dollar is considered to be the functional currency of the foreign operations. On consolidation, the monetary assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date and non-monetary assets and liabilities are translated at historic rates prevailing at of acquisition. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the profit and loss statement.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

1. Summary of accounting policies

(i) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(j) Income tax

<u>Current tax</u>

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

<u>Deferred tax</u>

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

1. Summary of accounting policies

(j) Income tax (continued)

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax consolidation

The company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Norwood Abbey Limited is the head entity in the tax-consolidated group.

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, Norwood Abbey Limited and each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity.

(k) Intangible assets

Patents, trademarks and licences

Patents, trademarks and licences are recorded at cost less accumulated amortisation and impairment. Amortisation is charged on a straight line basis over their estimated useful lives of 10-18 years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period.

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives as follows:

- Capitalised development costs 10 years

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

(l) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(m) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the consolidated entity's general policy on borrowing costs.

1. Summary of accounting policies

(m) Leased assets (continued)

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(n) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(o) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair values of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The consolidated financial statements include the information and results of each subsidiary from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(p) Plant and equipment

Plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on plant and equipment and is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

- Leasehold improvements — 3 years
- Plant, equipment and office furniture — 5 - 15 years
- Computer software — 3 years
- Motor vehicles under finance lease — 6 - 7 years

(q) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits estimated to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds the economic benefits estimated to be received.

1. Summary of accounting policies

(r) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Dividend and interest revenue

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(s) Share-based payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

2. Subsequent events

On 10 January 2006 the company paid CIBA Vision the final principle payment of USD 3,000,000 in settlement of the EpiLasik acquisition.

On 19 January 2006 Norwood Immunology Limited (NIM), concluded an option to acquire the whole issued capital of Bestewil Holdings Limited (a Netherlands based company), the 100% owner of Virosome Biologicals Group Limited. Virosome Biologicals is developing and commercializing a proprietary platform enabling technology for vaccines. The cost of the Option is the purchase of EUR 250,000 newly issued Bestewil shares upon signing and a further purchase of shares up to EUR 700,000 in monthly tranches over the course of 2006. The Option is terminable by NIM on a monthly basis not later than 31 December 2006. If the option is called by NIM, the maximum purchase price for the acquisition of the remainder of Bestewil will be EUR 25 million (EUR 20 million in NIM shares and EUR 5 million in cash). This maximum is dependent on the achievement of certain milestones.

On 30 January 2006, Norwood EyeCare Pty Ltd entered into an agreement with the University of Crete relating to the future research and development in the field of Epi-LASIK, refractive surgery and related ophthalmic innovations.

On 15 March 2006, the company raised $400,000 through a private placement with the issue 1,000,000 ordinary shares. As part of the share placement a total of 2,000,000 options were issued at and exercise price of $0.45 expiring on 31 December 2007

There has not been any other matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial period, that has significantly affected, or may significantly affect, the operation of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in the future financial periods.

3. Segment information

Segment revenue

	External sales		Inter-segment		Other		Total	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Devices Division	685	879	206	-	9	1,415	900	2,294
Immunology Division	-	-	-	-	119	177	119	177
Total of all segments							1,019	2,471
Eliminations							(206)	-
Unallocated							87	(66)
Consolidated							900	2,405

Segment result

	2005 $'000	2004 $'000
Devices Division	(5,071)	(16,721)
Immunology Division	(3,763)	(1,981)
	(8,834)	(18,702)
Eliminations	-	330
Unallocated	(3,786)	(2,406)
Profit before income tax expense	(12,620)	(20,778)
Income tax expense	-	-
Profit for the period	(12,620)	(20,778)

4. Contingent liabilities and contingent assets

On 5 October 2005, Norwood Immunology Limited (NIM) signed a sponsored clinical study agreement with University of Texas M.D. Anderson Cancer Centre, in terms of the agreement provided sponsorship by NIM for a total of USD 400,000. The payment of the funding is as follows:
USD 100,000 on signing, USD 150,000 due at month 3 of the study and the balance of USD 150,000 due at month 6 of the study. The agreement can be terminated at any time by either party by mutual written consent.

On 1 August 2005, Norwood Immunology Limited (NIM) signed a contract research agreement with The General Hospital Corporation (Massachusetts General Hospital), in terms of the agreement NIM is contracted for a total AUD 1, 660,000 (USD 1,212,000) – this is however contingent on sign off after successful completion of each AIM and can be terminated at any time at the request of either party.

Other than the items disclosed above and in the subsequent events note, there has been no other change in contingent liabilities since the Annual Report date.

5. Issuances, repurchases and repayments of securities

During the half-year reporting period, Norwood Abbey Limited issued 2,351,043 ordinary shares, 645,161 at $0.31 were issued in terms of the Global Emerging Markets Equity Line of Credit and a total of 1,705,882 were issued to CIBA Vision *for no value as per the terms of the amended settlement of the EpiLasik acquisition.*

Norwood Abbey Limited issued 9,835,000 share options during the half-year reporting period (2004: NIL) over ordinary shares. 8,335,000 share options were issued as part of the Convertible Notes. These share options had a fair value at grant date of $1,711,000 .

1,000,000 share options were issued in relation the cost of raising the Convertible Notes, these share options had a fair value at grant date of $114,000.

6. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards

The consolidated entity changed its accounting policies on 1 July 2004 to comply with Australian equivalents to International Financial Reporting Standards ('A-IFRS'). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

6. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (cont'd)

Effect of A-IFRS on the balance sheet as at 1 July 2004

	Note	Consolidated		
		Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Current assets				
Cash and cash equivalents		23,294		23,294
Trade and other receivables		1,570		1,570
Inventories		3,106		3,106
Current tax assets		-		-
Other		469		469
Total current assets		28,439	-	28,439
Non-current assets				
Other financial assets		6		6
Plant and equipment	c	1,291		1,291
Deferred tax assets	g	-		-
Other intangible assets		23,907		23,907
Other	a	23,395	(12,270)	11,125
Total non-current assets		48,599	(12,270)	36,329
Total assets		77,038	(12,270)	64,768
Current liabilities				
Trade and other payables		5,642		5,642
Financial liabilities		7,298		7,298
Current tax payables		-		-
Provisions		358		358
Total current liabilities		13,298	-	13,298
Non-current liabilities				
Financial liabilities		5,881		5,881
Deferred tax liabilities	g	-		-
Provisions		139		139
Total non-current liabilities		6,020	-	6,020
Total liabilities		19,318	-	19,318
Net assets		57,720	(12,270)	45,450
Equity				
Issued capital		95,725		95,725
Reserves	d	(57)	356	299
Accumulated losses	h	(42,283)	(12,626)	(54,909)
		53,385	(12,270)	41,115
Amounts recognised directly in equity relating to non-current assets classified as held for sale		-		-
Parent entity interest		53,385	(12,270)	41,115
Minority interest		4,335		4,335
Total equity		57,720	(12,270)	45,450

* Reported financial position as at year ended 30 June 2004.

6. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (cont'd)

Effect of A-IFRS on the income statement for the half-year ended 31 December 2004 and the financial year ended 30 June 2005

		Half-Year Ended 31 Dec 04			Financial Year Ended 30 Jun 05		
	Note	Superseded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000	Superseded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Revenue		879		879	2,196		2,196
Cost of sales		(385)		(385)	(1,042)		(1,042)
Gross profit		494		494	1,154		1,154
Other income		1,526		1,526	1,595		1,595
Distribution expenses		(1,524)		(1,524)	(4,641)		(4,641)
Marketing expenses		(1,673)		(1,673)	(3,241)		(3,241)
Occupancy expenses		(91)		(91)	(387)		(387)
Administration expenses	b d	(7,291)	43	(7,248)	(12,908)	183	(12,725)
Finance costs		(304)		(304)	(421)		(421)
Write down of research and development costs	a	(19,585)	7,627	(11,958)	(25,701)	12,270	(13,431)
Write down of patent costs		-			(6,459)		(6,459)
Other expenses		-	-	-	(96)		(96)
Profit/(Loss) before income tax expense		(28,448)	7,670	(20,778)	(51,105)	12,453	(38,652)
Income tax expense		-	-	-	-	-	-
Profit/(Loss) for the period		(28,448)	7,670	(20,778)	(51,105)	12,453	(38,652)
Profit/(Loss) attributable to minority interest	a	313	792	1,105	1,566	(638)	928
Profit/(Loss) attributable to members of the parent entity		(28,135)	8,462	(19,673)	(49,539)	11,815	(37,724)

* Reported financial results under previous Australian GAAP.

6. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (cont'd)

Effect of A-IFRS on the balance sheet as at 31 December 2004 and 30 June 2005

	Note	31 Dec 04			30 Jun 05		
		Superseded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000	Superseded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Current assets							
Cash and cash equivalents		8,231		8,231	7,862		7,862
Trade & other receivables		1,275		1,275	725		725
Inventories		3,895		3,895	2,632		2,632
Current tax assets		-		-	-		-
Other		327		327	714		714
Total current assets		13,728		13,728	11,933		11,933
Non-current assets							
Other financial assets		6		6	6		6
Plant and equipment	c	1,398		1,398	1,266		1,266
Deferred tax assets	g	-		-	-		-
Other intangible assets	b	26,322	(2,732)	23,590	19,221	(2,592)	16,629
Other	a	5,435	(5,435)	-	-		-
Total non-current assets		33,161	(8,167)	24,994	20,493	(2,592)	17,901
Total assets		46,889	(8,167)	38,722	32,426	(2,592)	29,834
Current liabilities							
Trade & other payables		3,957		3,957	2,661		2,661
Financial liabilities		7,730		7,730	6,603		6,603
Current tax payables		-		-	-		-
Provisions		475		475	724		724
Total current liabilities		12,162		12,162	9,988		9,988
Non-current liabilities							
Financial liabilities		250		250	229		229
Deferred tax liabilities	g	-		-	-		-
Provisions		90		90	41		41
Total non-current liabilities		340		340	270		270
Total liabilities		12,502		12,502	10,258		10,258
Net assets		34,387	(8,167)	26,220	22,168	(2,592)	19,576
Equity							
Issued capital		101,318		101,318	110,948		110,948
Reserves	a b	-	(2,419)	(2,419)	-	(2,419)	(2,419)
Accumulated loss	h	(69,181)	(4,956)	(74,137)	(90,434)	(173)	(90,607)
Parent entity interest		32,137	(7,375)	24,762	20,514	(2,592)	17,922
Minority interest		2,250	(792)	1,458	1,654	-	1,654
Total equity		34,387	(8,167)	26,220	22,168	(2,592)	19,576

* Reported financial position under previous Australian GAAP.

6. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (cont'd)

Effect of A-IFRS on the cash flow statement for the financial year ended 30 June 2005

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

Notes to the reconciliations of income and equity

(a) Research costs

For the half-year ended 31 December 2004 and the financial year ended 30 June 2005, the loss for the period is reduced by $7,627,000 (half-year ended 31 December 2004) and $12,270,000 (year ended 30 June 2005) as a result of the derecognition of research costs on transition.

(b) Goodwill

Under A-GAAP goodwill of $2,802,000 was recognised arising on the purchase of additional securities. This goodwill was subject to amortisation and an expense of $70,000 for the half-year ended 31 December 2005 and $210,000 for the financial year ended 30 June 2005 was recognised.

Under A-IFRS goodwill arising on the purchase of additional securities in a controlled entity is not recognised as goodwill but rather a reduction in equity. The goodwill balance of $2,802,000 previously recognised as an asset and related amortisation is now recognised as a net reduction in equity.

(c) Plant and equipment

The consolidated entity elected to measure plant and equipment other than equipment under finance leases on transition to A-IFRS at cost less accumulated depreciation, as the cost and subsequent depreciation under previous GAAP was compliant with A-IFRS.

(d) Share-based payments

For the half-year ended 31 December 2004 and the financial year ended 30 June 2005, share-based payments of $356,000 and $27,000 (included in 'employee benefit expenses') which were not recognised under the superseded policies were recognised under A-IFRS, with a corresponding increase in the equity-settled benefits reserve.

(e) Revenue

Under superseded policies, the consolidated entity recognised the gain or loss on disposal of plant and equipment on a 'gross' basis by recognising the proceeds from sale as revenue, and the carrying amount of the plant and equipment disposed as an expense. Under A-IFRS, the gain or loss on disposal is recognised on a 'net' basis, and is classified as income, rather than revenue. Accordingly, the 'gross' amounts have been reclassified within the income statement for A-IFRS reporting purposes.

(f) Employee benefits

The impact of A-IFRS on employee benefits has been assessed and considered not material, as such the provision for annual leave has not been restated.

6. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (cont'd)

(g) Income tax

Under superseded policies, the consolidated entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

A deferred tax asset shall be recognised for the carryforward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

As it is currently not probable that the entity will generate taxable profits to offset against unused tax losses, no deferred tax asset has been recognised.

(h) Accumulated Loss

The effect of the above adjustments on retained earnings is as follows:

		Consolidated		
	Note	**1 Jul 04 $'000**	**31 Dec 04 $'000**	**30 Jun 05 $'000**
Goodwill no longer amortised	b		70	210
Expensing share-based payments	d	(356)	(383)	(383)
Research costs	a	(12,270)	(5,435)	-
Total adjustment to accumulated loss		(12,626)	(5,748)	(173)
Attributable to members of the parent entity		(12,626)	(4,956)	(173)
Attributable to minority interests		-	(792)	-
		(12,626)	(5,748)	(173)

7. Earning per share

	Cents per share	
	31 Dec 05	31 Dec 04
Basic and diluted earnings per share	(6)	(12)

	No.	
	31 Dec 05	31 Dec 04
The weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings per share and diluted earnings per share	187,218,839	163,605,792

All options on issue during the year are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share.
All options on issue during the year are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	31 Dec 05 $'000	31 Dec 04 $'000
Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net profit in the statement of financial performance as follows:		
Net loss	12,007	19,673
Net loss used in the calculation of basic earnings per share and diluted earnings per share	12,007	19,673

	No.	
	31 Dec 05	31 Dec 04
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:		
Options – Ordinary shares	13,985,000	3,700,000

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	NORWOOD ABBEY LIMITED
ABN	20 085 162 456

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Professor Ian Warwick Hunter
Date of last notice	29 June 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 March, 2006
No. of securities held prior to change	500,000
Class	Options over fully paid ordinary shares exercisable at $0.70 expiring on 31 December, 2007.
Number acquired	NIL
Number disposed	500,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	50,000 options over fully paid ordinary shares exercisable at $1.20 expiring 31 December 2007
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Cancelled by agreement upon completion of license with MIT to avoid conflict of interest and comply with MIT licensing rules.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


NORWOOD ABBEY

NEEDLEFREE INJECTIONS – COMMERCIAL PHASE MIT LICENCE SIGNED

Key points:

- **Needle-free injections technology**
- **Formal Licensing of Technology from Massachusetts Institute of Technology (MIT)**
- **Exclusive world-wide licence**
- **Ten patent families included in agreement**
- **Patents over low cost needle-free injection technology**
- **Patents over microneedle drug delivery technology**
- **Commercial negotiations with potential partners commenced**

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has entered into a commercial phase licence agreement with Massachusetts Institute of Technology (MIT).

The field of work includes the needle-free drug delivery system and the microneedle drug delivery system.

The licence provides Norwood Abbey with an exclusive world-wide licence over all technological developments emerging from the contracted works programs. The licence covers ten patent families covering one issued US patent and some 50 applications.

In return, MIT will earn a royalty from revenues generated by the products when commercialised.

The needle-free system has potential application in both human and veterinary fields.

Norwood decided to exercise its rights for a formal license over the technology as a result of the successful development of working prototypes, and the very strong intellectual property position. Commercial discussions with a number of both human and veterinary pharmaceutical groups have recently commenced.

The human use product is a small re-usable handheld device of a similar size to a very small hairdryer, a little larger than an electric toothbrush. Drugs and vaccines are delivered using a single use disposable.

The product has been developed as a safe, low cost alternative for needles and syringes and incorporates controllability of force and, therefore, control of the depth of delivery. The product is almost silent in operation.

A primary focus of the company is the delivery of vaccines, especially in the area of influenza and mass vaccinations.

MIT has recently conducted preliminary trials of the human use hand-held prototype device. In addition, as recently reported, MIT has successfully completed the first live animal studies using a prototype needle-free device for veterinary applications.


NORWOOD ABBEY

Following the successful developments in the technology at MIT, Norwood/MIT have recently been approached by a number of pharmaceutical companies in respect of both human and veterinary applications Both commercial and collaborative research arrangements will be pursued over coming months.

The research and development work is being undertaken at the world-renowned BioInstrumentation Laboratory at MIT, under the direction of eminent Professor Ian Hunter.

To find out more about the Norwood group, visit www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares & Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000 fully paid ordinary shares 2,000,000 options over fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	2,000,000 options expiring 31 December 2007 exercisable at $0.45

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Fully paid ordinary shares - $0.40 each Options – no consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	March 16, 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	189,092,451	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,985,000	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .....16/03/2006...............

(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.